SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRG/GRGS Av. Graça Aranha, 26, 4th floor, Centro, Rio de Janeiro – RJ RCA 1022, of June 09, 2024 DEL-101 of 06.09.2024

CERTIFICATE

MINUTES OF THE ONE THOUSAND-TWENTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ n° 00001180/0001-26

It is hereby certified, for the purposes of due purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") held its 1022nd meeting on the ninth day of June of the year two thousand and twenty-four, as called by order of the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting took place via videoconference. The following members participated: VICENTE FALCONI CAMPOS (VFC), as Chairman, ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There was no record of absences. The meeting was also attended by the Vice President of Governance, Risks, Compliance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA) and the Governance Officer BRUNO KLAPPER LOPES (BKL), who chaired the meeting. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in Article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in Article 26 of the Bylaws. The meeting was convened with the presence of nine (9) members, in compliance with the minimum quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 101, of 06.09.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a decision of the Executive Board, in a favorable opinion of the Strategy Committee – CEGS, and in the supporting material, RESOLVED: 1. To approve the sale of the entire portfolio of Eletrobras' operational thermal plants and complementary transactions, under the conditions of the binding proposals presented by Âmbar Energia; 2. Delegate powers to the Vice Presidency of Strategy and Business Development ("VED"), with the support of the Legal Vice Presidency ("VJR"), to negotiate and finalize the instruments of sale for signature; 3. Approve the draft of the Market Announcement/Relevant Fact of the transaction; 4. To determine that the VED, the VJR and the Executive Secretariat – DCGS adopt, in their respective areas of operation, the necessary measures to comply with this Resolution.

Quorum for approval: Unanimity of the participants.

Closing and drafting: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there is nothing more to discuss about DEL 101/2024, the President VFC closed the related work and ordered the Governance Officer BKL to draw up this Certificate which, after being read and approved by the collegiate, will be signed by the collegiate itself. The other matters of this meeting were omitted in this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and is therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following members were present: VICENTE FALCONI CAMPOS (VFC), ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL).

Rio de Janeiro, June 17, 2024.

FERNADO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.